FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of DECEMBER, 2006

LUND GOLD LTD.  (File #0-29960)

(Translation of registrant's name into English)

Suite 2000, 1055 West Hastings St., Vancouver, B.C. Canada, V6E 2E9

(Address of principal executive offices)

Attachments:

➢

Lund Gold Ltd. BC Form 53-901F, Material Change Report, filed December 11, 2006,

➢

Lund Gold Ltd. News Release Dated December 4, 2006,

➢

Lund Gold Ltd. BC Form 53-901F, Material Change Report, filed December 11, 2006,

➢

Lund Gold Ltd. News Release Dated November 8, 2006, (this news release is attached for your information, it was previously EDGAR filed on December 7, 2006).

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F    X     Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

LUND GOLD LTD.

            (Registrant)

Date:

January 4, 2007

By:         “Chet Idziszek”

 Chet Idziszek

Its:        President

(Title)

LUND GOLD LTD.
Suite 2000, Guinness Tower
1055 West Hastings Street	Phone: (604) 331-8772
Vancouver, B.C. V6E 2E9	Fax: (604) 331-8773

January 4, 2007

SECURITIES AND EXCHANGE COMMISSION	VIA EDGAR

Judiciary Plaza Office Building

450 Fifth Street, N.W.

Washington, D.C.   20549

Dear Sir or Madam:

RE:

Lund Gold Ltd. – (File #0-29960)

Form 6-K

On behalf of Lund Gold Ltd., a corporation under the laws of British Columbia, Canada, we enclose for filing, on EDGAR, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

LUND GOLD LTD.

“Chet Idziszek”

per:

Chet Idziszek

President

Enclosures

cc:

Standard & Poor's Corporation (w. 3 copies)

OTCBB Filings, Attention:  Ms. Pam Morris

Miller Thomson, Attention:  Mr. Rupert Legge

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

November 8, 2006

Item 3.

Press Release

November 8, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Phase I of exploration program on the Carneirinho Property completed.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11rh day of December, 2006.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND

GOLD LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@lundgold.com

Trading Symbol:  TSX Venture - LGD

Website:  www.lundgold.com

OROMIN

EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

     OTC/BB – OLEPF

Website:  www.oromin.com

November 8, 2006

PHASE 1 EXPLORATION COMPLETED AT CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that the Phase 1 exploration at the Carneirinho Property in the Tapajos region of north central Brazil is complete.  The exploration included the collection of 1199 soil and  73 rock samples as well as gridding, ground geophysical surveying (magnetics) and reconnaissance mapping totaling more than 68 line kilometers.

Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.  At least four newly discovered magnetic lows exist within the project area which will be considered for follow-up exploration.

Samples have been sent to Lakefield Geosol Laboratories (Lakefield), Belo Horizonte, Brazil and results are expected by end November, 2006.  All samples will be analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.  The 2006 exploration was completed under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations ltd. (TSX-V:OLE), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of LUND GOLD LTD.	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD.

“Chet Idziszek”	“Chet Idziszek”
Chet Idziszek, President	Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE

This is the form of material change report required under Section 85(1) of the Securities Act and section 151 of the Securities Rules.

BC FORM 53-901F

(formerly Form 27)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

NOTE:

This form is intended as a guideline.  A letter or other document may be used if the substantive requirements of this form are complied with.

NOTE:

If this report is filed on a confidential basis, put at the beginning of the report in block capitals “CONFIDENTIAL - SECTION 85”, and in an envelope marked “Confidential - Attention: Supervisor, Financial Reporting”.

Item 1.

Reporting Issuer

Lund Gold Ltd.

Suite 2000, 1055 West Hastings Street

Vancouver, B.C.

V6E 2E9

Item 2.

Date of Material Change

December 4, 2006

Item 3.

Press Release

December 4, 2006, Vancouver, B.C.

Item 4.

Summary of Material Change

Results from Phase I of exploration program on the Carneirinho Property.

Item 5.

Full Description of Material Change

See attached news release.

Item 6.

Reliance on Section 85(2) of the Act

Not applicable

Item 7.

Omitted Information

There are no other proposed material changes in the affairs of the Issuer which have not been disclosed in this form.

Item 8.

Senior Officers

Enquiries may be directed to J.G. Stewart, the Issuer’s Secretary at

604-331-8772

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to here.

Dated at Vancouver, B.C. this 11rh day of December, 2006.

LUND GOLD LTD.

By:

“J. G. Stewart”

Secretary

(Official Capacity)

J.G. Stewart

(Please print here name of individual

 whose signature appears above.)

LUND

GOLD LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@lundgold.com

Trading Symbol:  TSX Venture - LGD

Website:  www.lundgold.com

OROMIN

EXPLORATIONS LTD.

Suite 2000, 1055 West Hastings St.,

Vancouver, B.C., Canada V6E 2E9

Phone: 604-331-8772  Toll-free:  877-529-8475

Fax: 604-331-8773

E-mail: info@oromin.com

Trading Symbol:  TSX Venture – OLE

     OTC/BB – OLEPF

Website:  www.oromin.com

December 4, 2006

LUND AND OROMIN DISCOVER NEW HIGH PRIORITY GOLD TARGETS AT CARNEIRINHO

Lund Gold Ltd. (TSX-V:LGD) and Oromin Explorations Ltd. (TSX-V:OLE) are pleased to report that the Phase 1 exploration at the Carneirinho Property in the Tapajos region of north central Brazil is complete.  Extensive former and current garimpeiro workings are located within the Carneirinho Property.  Historical production from the property is reported to be approximately 3 tonnes of gold.  The main garimpeiro pit, Antonio de Luca had a corresponding gold in soil anomaly and is associated with a well defined magnetic low.

Initial gold results from the Phase 1 reconnaissance sampling program show that 185 soil samples out of 1200 contain more than background levels of gold. (see Table 1 below)  In total, 6 spacially separate gold anomalies exist away from the current garimpeiro workings.  Of the six gold anomalies, 4 exist in conjunction with a coincidental magnetic low and two of the anomalies are coincident with a linear magnetic high based on the ground geophysical survey completed as part of the phase 1 exploration.

TABLE 1 -GOLD IN SOILS - ANOMALY SUMMARY PHASE 1

	Gold (>100ppb)	Gold (50 - 100 ppb)	Gold (20-50ppb)	Gold (5 - 20 ppb) -Background Level
Soil Samples	4 samples up to 2594 ppb	10 samples	31 samples	140 samples

In summary, Anomaly 1: the gold in soil anomaly exists immediately north of the existing gold producing garimpeiro pits on a large topographic high associated with a strong magnetic low.  Gold in soils are up to 2594 ppb.  The anomaly extends for 350m north and 400m east-west and may represent a portion the primary source of the abundant gold in streams being recovered by garimpeiros; Anomaly 2: 550m strike length with up to 134 ppb Au associated with a broad linear magnetic low; Anomaly 3:  450 m strike length with up to 67 ppb Au associated with a discrete weak magnetic low; Anomaly 4:  250m strike length with up to 82 ppb Au associated with a linear magnetic low; Anomaly 5: 250m strike length with up to 123 ppb Au associated with a broad NW trending magnetic high; Anomaly 6:  200m strike length with up to 37 ppb Au associated with a magnetic high.

As well, numerous localized gold in soil anomalies exist (up to 78 ppb Au).  All gold in soil values exceeding 20 ppb Au are considered of interest for detailed follow-up evaluation.

There is minimal outcrop exposed throughout the Carneirinho Property.  Rock samples collected during Phase 1 contain up to 0.2 g/t Au and previous rock samples collected by APEX Geoscience Ltd. contain up to 12.1 g/t Au.  Historical results from the various Garimpo workings include:  10.83 g/t gold over 7.0 metres at the Joao Pinto pit and  12.68 g/t gold over 26.0 metres at the Antonio de Luca pit.

Samples were analyzed at Lakefield Geosol Laboratories (Lakefield), Belo Horizonte.  The samples were analyzed for gold and multi-element geochemistry.  Lakefield is ISO9001, version 2000 certified.

Lund and Oromin are planning a detailed follow-up program to better delineate the newly discovered gold targets and pick specific drill targets for the property during spring 2007.

‘The reconnaissance results reiterate why we’re excited about the potential of the Carneirinho Property and the Tapajos Region.  Our follow-up exploration program will help us better understand the nature and context of the new high priority targets and hopefully lead to a major gold discovery’ states Mr. Idziszek.

Lund and Oromin hold an option to jointly acquire a 100% interest in the Carneirinho Property.  The 2006 exploration was completed under the direction of Mr. Dean Besserer, P.Geol., APEX Geoscience Ltd., of Edmonton, Alberta, who is a qualified person as defined in National Instrument 43-101.

To find out more about Lund Gold Ltd. (TSX-V:LGD) or about Oromin Explorations ltd. (TSX-V:OLE ; OTC\BB – OLEPF), visit their websites at www.lundgold.com or www.oromin.com.

On behalf of the Board of Directors of LUND GOLD LTD.	On behalf of the Board of Directors of OROMIN EXPLORATIONS LTD.

“Chet Idziszek”	“Chet Idziszek”
Chet Idziszek, President	Chet Idziszek, President

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY AND ACCURACY OF THIS RELEASE